[CHAPMAN AND CUTLER LLP LETTERHEAD]

March 28, 2025

VIA EDGAR CORRESPONDENCE

Brian Szilagyi

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SOX Review for Nushares ETF Trust

(File number 811-23161)

Dear Mr. Szilagyi:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the Nushares ETF Trust (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports for the periods ended July 31, 2024 and October 31, 2024 (each, an “Annual Report” and collectively, the “Annual Reports”) as filed on Form N-CSR with the Staff on October 4, 2024 and January 6, 2025, respectively.

COMMENT 1 – GENERAL

The Staff reminds the Company and its management that they are responsible for the accuracy and adequacy of all disclosures notwithstanding any review, comment, action or absence of action from the Staff.

RESPONSE TO COMMENT 1

The Funds respectfully acknowledge this comment from the Staff.

COMMENT 2 – FORM NPORT-P/A

The Staff notes that the Trust filed a NPORT-P/A, for period of April 30, 2024, on July 26, 2024. When filing future amendments, please update the Registrant’s signatures to the date of the amended filing.

RESPONSE TO COMMENT 2

In future amended filings, the Registrant’s signatures will reflect the date of the amended filing.

COMMENT 3 –FORM N-CEN

The Staff notes Item B.10 of Form N-CEN indicates matters submitted by the Registrant for its security holders’ vote during the reporting period. However, there is no required disclosure about the submissions in Item 9 of the Form N-CSR. Please describe the required disclosures about the shareholder vote that were not disclosed and file an amended Form N-CSR to include the disclosure.

RESPONSE TO COMMENT 3

On November 20, 2023, the Registrant held a meeting of shareholders to elect Board members, which was described and included within the Shareholder Meeting section of the Registrant’s January 31, 2024, and April 30, 2024, semi-annual report. This information was inadvertently excluded from the Registrant’s July 31, 2024 and October 31, 2024 Form N-CSR. The Registrant intends to file an amended Form N-CSR for each of the July 31, 2024 and October 31, 2024 annual reports to include the excluded information no later than March 28, 2025.

COMMENT 4 – FORM N-CSR

Please explain how Item 10 of Form N-CSR meets the requirements to disclose the aggregate renumeration paid by the Company during the period covered by the report. If the disclosure is in multiple locations in Item 7, please consider Tailored Shareholder Report FAQ #3 to more effectively communicate relevant information to shareholders.

RESPONSE TO COMMENT 4

Tailored Shareholder Report FAQ #3 states “In the Adopting Release, the Commission stated that a fund would be permitted to prepare and file combined financial statements that include multiple series or portfolios in a trust to satisfy Item 7 of amended Form N-CSR provided such financial statement presentation is consistent with Regulation S-X. Therefore, responses to individual Form N-CSR items could include responses with respect to multiple series or portfolios in a trust.” For the Funds, remuneration paid to directors, officers and others is included in the Statement of Operations included within Item 7 of Form N-CSR under the line items “Directors and/or Trustee Fees” and “Management Fees.” As such, Item 10 of Form N-CSR referenced the Statement of Operations. Prospectively, Item 10 of Form N-CSR will disclose the following:

The aggregate remuneration paid to the trustees (all of whom are independent) by each Fund is reported as “Trustees fees” on the Statement of Operations under Item 7 of this Form N-CSR.

The Funds do not pay any remuneration to their officers. The aggregate renumeration paid to Nuveen Fund Advisors, LLC, the Funds’ investment adviser and an affiliate of the Funds’ officers, is reported as “Management fees” on the Statement of Operations under Item 7 of this Form N-CSR.

COMMENT 5 – FORM N-CSR

The Staff notes that the disclosure in Item 10 of Form N-CSR differed from the corresponding items included in the financial statements and certain other information as required by Items 7-11 of Form N-CSR posted on the Adviser’s website. Moving forward, please ensure the same disclosures required in both Form N-CSR and posted on the website are consistent.

RESPONSE TO COMMENT 5

The Funds agree with the Staff and will ensure that all disclosures included within Items 7-11 both in Form N-CSR and the Funds’ websites are consistent.

COMMENT 6 – NUVEEN ESG LARGE-CAP GROWTH ETF; NUVEEN ESG LARGE-CAP VALUE ETF; NUVEEN ESG MID-CAP GROWTH ETF; NUVEEN ESG MID-CAP VALUE ETF; NUVEEN ESG SMALL-CAP ETF; NUVEEN GROWTH OPPORTUNITIES ETF

The Staff notes that, in Form N-CSR, several Funds engaged in cross-trades pursuant to the procedures designed to comply with Rule 17a-7 of the 1940 Act. However, in Form N-CEN, Item C.7.e was not checked indicating that the same Funds relied on the Rule 17a-7 during the reporting period. Please describe this apparent discrepancy.

RESPONSE TO COMMENT 6

The Funds agrees with the Staff that Item C.7.e. of Form N-CEN was not appropriately checked. The Funds filed an amended Form N-CEN for the period ended October 31, 2024, on March 14, 2025.

COMMENT 7 – NUVEEN ESG EMERGING MARKETS EQUITY ETF

The Staff notes that the Nuveen ESG Emerging Markets Equity ETF holds foreign currencies or invests in foreign denominated investments that may be subject to capital controls. In correspondence, please describe the accounting policy or the translation of foreign currency balances and foreign denominated investments where capital controls are in place citing applicable U.S. GAAP, Regulation S-X or other accounting guidelines. In your response, please describe the risks presented by capital controls and include details of the nature of capital controls, exchange rate mechanisms, current economic conditions and impacts to the Fund’s future cash flows and results of operations. Moving forward, please enhance disclosure, in accordance with GAAP obligation FASB ASC 275-10-05, to provide readers of the financial statements with information necessary to understand the risks presented by capital controls.

RESPONSE TO COMMENT 7

As required by ASC 946-830, the Fund describes in Note 2 of its Notes to Financial Statements that the books and records of the Fund are maintained in U.S. dollars, that assets, and liabilities denominated in foreign currencies are translated into U.S. dollars at the end of each day and that purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions. It also describes how net realized and unrealized gains and losses on foreign currency transactions are recognized on the Statement of Operations.

Note 3 of the Fund’s Notes to Financial Statements also describes that foreign equity securities and registered investment companies that trade on a foreign exchange are valued at the last reported sales price or official closing price on the principal exchange where traded and converted to U.S. dollars at the prevailing rates of exchange on the valuation date.

Currency risk is a principal risk of the Fund such that changes in currency exchange rates affects the value of non-U.S. securities, the value of dividends and interest earned from such securities, and gains and losses realized on the sale of such securities. A strong U.S. dollar relative to these other currencies will adversely affect the value of the Fund’s portfolio.

The risk of foreign investment often increases in countries with emerging markets or that are otherwise economically tied to emerging market countries. For example, these countries may have more unstable governments than developed countries and their economies may be based on only a few industries. Emerging market countries may also have less stringent regulation of accounting, auditing, financial reporting and recordkeeping requirements, which would affect the Fund’s ability to evaluate potential portfolio companies. As a result, there could be less information about issuers in emerging market countries, which could negatively affect the ability of the Fund’s sub-adviser to evaluate local companies or their potential impact on the Fund’s performance. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. In addition, foreign investors such as the Fund are subject to a variety of special restrictions in many emerging market countries and may be subject to foreign government intervention, including the imposition of capital controls and/or sanctions, which may affect the Fund’s ability to buy, sell, transfer and/or gain exposure to foreign securities and negatively impact the value and/or liquidity of such securities.

Some markets in which the Fund invests impose capital controls, repatriation limits and/or transaction fees, for example, on the amount of foreign currency that may be converted to U.S. dollars. These restrictions, in some markets where foreign exchange restrictions are imposed, may be reflected in non-deliverable forward rates (NDF), or prevailing “offshore” rates that apply to non-local investors. Accordingly, the Fund may apply NDF rates, where applicable, to convert the value of non-U.S. dollar denominated securities to U.S. dollars. The U.S. dollar market value of such securities held in markets where NDF rates exist may be lower than the U.S. dollar market value of securities using prevailing local or “onshore” foreign currency exchange rates.

On a prospective basis, the Fund will enhance its disclosure to provide readers of the financial statements with information necessary to understand the risks presented by capital controls.

COMMENT 8 – NUVEEN ESG LARGE-CAP GROWTH ETF; NUVEEN WINSLOW LARGE-CAP GROWTH ESG ETF; NUVEEN GROWTH OPPORTUNITIES ETF

In this correspondence, please discuss how the Funds will meet the diversification requirements given individual investments representing more than 5 percent of total assets are greater than 25 percent of total assets.

RESPONSE TO COMMENT 8

The Registrant notes that although Nuveen ESG Large-Cap Growth ETF (the “Fund”) is diversified, both Nuveen Winslow Large-Cap Growth ESG ETF and Nuveen Growth Opportunities ETF are non-diversified funds.

With respect to the Fund, the Registrant notes that the Fund is a passive index fund that reached its 1940 Act diversification limits solely due to its investment objective to seek to track the investment results of its benchmark index. Additionally, the Registrant notes that the Fund has not purchased additional shares of either security over the 5% diversification limit since the aggregate value of such securities surpassed the 25% diversification limit. Rather than sell current portfolio holdings to bring the Fund back within the limits for a diversified fund and replace them with synthetic positions that would attempt to track the Fund’s target index, the Registrant instead intends to rely on the no-action relief provided by the Stradley Ronon Stevens & Young, LLP, SEC Staff No-Action Letter (the “Letter”)1 so that the Fund may exceed these diversification limits “with respect to its investments in an issuer or several issuers to the extent necessary to approximate the composition of its target broad-based index.”2 As defined in the Letter, the Fund is an “index-based fund” that “seeks to track the performance of an unaffiliated target broad-based index by investing all or substantially all of its assets in securities that comprise the index in approximately the same proportion as such securities’ weighting in the index.”3

Consistent with the terms of the Letter, the Fund’s registration statement will be revised to reflect the Fund’s ability to exceed these diversification limits. In particular, the Fund’s principal investment strategy will be revised to disclose that the Fund may become non-diversified solely as a result of a change in relative market capitalization or index weighting of one or more components of the Index. In addition, the Registrant will revise the disclosure about the Fund’s principal risks and its fundamental investment policy regarding diversification, as set forth in the SAI, to reflect the Fund’s intent to be diversified to approximately the same extent as the Index. Fund shareholders will be notified of these disclosure updates via prospectus and SAI supplements

[1]	Stradley Ronon Stevens & Young, LLP, SEC Staff No-Action Letter (pub. avail. June 24, 2019).

[2]	Id.

[3]	Id. at fn. 1.

filed on EDGAR and posted to the Fund’s website. The supplements will also communicate to Fund shareholders that shareholder approval will not be sought in advance of the Fund’s change in status from diversified to non-diversified as a result of relative market capitalization or index weighting changes by Index components.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

EXHIBIT A

File #	Registrant Name	FYE Reviewed
811-23161	Nuveen Core Plus Bond ETF	7/31/2024
811-23161	Nuveen Enhanced Yield U.S. Aggregate Bond ETF	7/31/2024
811-23161	Nuveen ESG 1-5 Year U.S. Aggregate Bond ETF	7/31/2024
811-23161	Nuveen ESG High Yield Corporate Bond ETF	7/31/2024
811-23161	Nuveen ESG U.S. Aggregate Bond ETF	7/31/2024
811-23161	Nuveen Global Net Zero Transition ETF	7/31/2024
811-23161	Nuveen Preferred and Income ETF	7/31/2024
811-23161	Nuveen Sustainable Core ETF	7/31/2024
811-23161	Nuveen Ultra Short Income ETF	7/31/2024
811-23161	Nuveen ESG Dividend ETF	10/31/2024
811-23161	Nuveen ESG Emerging Markets Equity ETF	10/31/2024
811-23161	Nuveen ESG International Developed Markets Equity ETF	10/31/2024
811-23161	Nuveen ESG Large Cap ETF	10/31/2024
811-23161	Nuveen ESG Large-Cap Growth ETF	10/31/2024
811-23161	Nuveen ESG Large-Cap Value ETF	10/31/2024
811-23161	Nuveen ESG Mid-Cap Growth ETF	10/31/2024
811-23161	Nuveen ESG Mid-Cap Value ETF	10/31/2024
811-23161	Nuveen ESG Small-Cap ETF	10/31/2024
811-23161	Nuveen Dividend Growth ETF	10/31/2024
811-23161	Nuveen Growth Opportunities ETF	10/31/2024
811-23161	Nuveen Small Cap Select ETF	10/31/2024
811-23161	Nuveen Winslow Large-Cap Growth ESG ETF	10/31/2024